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                             January 26, 2024

       Spiro Rombotis
       President & Chief Executive Officer
       Cyclacel Pharmaceuticals, Inc.
       200 Connell Drive, Suite 1500
       Berkeley Heights, NJ 07922

                                                        Re: Cyclacel
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 19,
2024
                                                            File No. 333-276623

       Dear Spiro Rombotis:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed January 19, 2024

       Incorporation of Certain Documents by Reference, page 31

   1. It appears that you are not eligible to incorporate by reference into your Form S-1, given that you have not filed
your annual report for your most recently completed fiscal year.
                                                        Please revise your
registration statement to provide all disclosure required by Form S-1 or otherwise advise. See
General Instruction VII.C to Form S-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Spiro Rombotis
Cyclacel Pharmaceuticals, Inc.
January 26, 2024
Page 2

       Please contact Jessica Dickerson at 202-551-8013 or Laura Crotty at 202-551-7614 with any questions.



                                                         Sincerely,
FirstName LastNameSpiro Rombotis
                                                         Division of
Corporation Finance
Comapany NameCyclacel Pharmaceuticals, Inc.
                                                         Office of Life
Sciences
January 26, 2024 Page 2
cc:       Jeffrey Schultz, Esq.
FirstName LastName